                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*(1)


                           Winland Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Winland Electronics, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  974241 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              ATTN: Ralph I. Call
                             Dyna Technology, Inc.
                            225 South Cordova Avenue
                               LeCenter, MN 56057
                                 (507) 357-6821

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 15, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------
          (1) As to Dyna Technology, Inc., Ralph I. Call and Nola D. Call, this filing is the second amendment to the original Schedule 13D filed on November 22, 2000. This is an initial filing with respect to all other Reporting Persons.

CUSIP NO. 974241 10 1             13D                        PAGE  2 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dyna Technology, Inc.
    41-1854537
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, OO (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of Utah
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    404,800
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    404,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  3 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ralph I. Call
    N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO, AF (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  4 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nola D. Call
    N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    404,800
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    404,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     404,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  5 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gerald E. Brown
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  6 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thompson H. Davis
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  7 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven A. Fraley
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO, AF (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  8 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Paul R. Holzhueter
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF, BK, OO (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE  9 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Valerie Holzhueter
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF, BK
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                       -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    85,100
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    85,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     85,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE 10 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James J. Kamp
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 974241 10 1             13D                        PAGE 11 OF 34 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert L. Ring
    NA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (This Reporting Person's beneficial interest in the shares as disclosed in parts 8 and 10 below were purchased with Dyna Technology, Inc. working capital and personal and bank funds of Paul R. Holzhueter and Valerie Holzhueter.)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    489,900
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    489,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

 ITEM 1.


          (a)  Name of Issuer: Winland Electronics, Inc.

          (b) Address of Issuer's Principal Executive Offices: 1950 Excel Drive, Mankato, MN 56001

 ITEM 2.

         i.      (a)   Name of Person Filing:                  Dyna Technology, Inc., a Utah Corporation
                 (b)   Business Address:                       225 South Cordova Avenue, LeCenter, MN 56057
                 (c)   Occupation:                             N/A
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)   Citizenship:                            N/A

         ii.     (a)   Name of Person Filing:                  Ralph I. Call
                 (b)   Address:                                585 Canyon Road, Providence, Utah 84332
                 (c)   Occupation:                             President, Dyna Technology, Inc. (Item 2i above)
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)   Citizenship:                            USA

         iii.    (a)   Name of Person Filing:                  Nola D. Call
                 (b)   Address:                                585 Canyon Road, Providence, Utah 84332
                 (c)   Occupation:                             N/A
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)   Citizenship:                            USA

         iv.     (a)   Name of Person Filing:                  Gerald E. Brown
                 (b)   Address:                                2707 N. 1008 Street, Suite 100, Omaha, NE 68164
                 (c)   Occupation:                             President, American HealthNet, Inc., 2707 N. 108th Street,
                                                               Omaha, NE 68164
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)   Citizenship:                            USA

         v.      (a)   Name of Person Filing:                  Thompson H. Davis
                 (b)   Address:                                8089 Deer Creek Road, Salt Lake City, UT 84121
                 (c)   Occupation:                             Pilot, Delta Airlines, Salt Lake City Int'l Airport,
                                                               Salt Lake City, UT 84121
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)    Citizenship:                           USA

         vi.     (a)   Name of Person Filing:                  Steven A. Fraley
                 (b)   Address:                                225 South Cordova Ave., LeCenter, MN 56057
                 (c)   Occupation:                             President and Chief Operating Officer, Winco, Inc.,
                                                               225 South Cordova Ave., LeCenter, MN 56057
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)    Citizenship:                           USA

         vii.    (a)   Name of Person Filing:                  Paul R. Holzhueter
                 (b)   Address:                                101 North Second Street, Suite 110, Mankato, MN 56001
                 (c)   Occupation:                             Director of Business Development, Malt-O-Meal Company,
                                                               701 West 5th Street, Northfield, MN 55057
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)   Citizenship:                            USA

         viii.   (a)   Name of Person Filing:                  Valerie Holzhueter
                 (b)   Address:                                1585 Sherwood Drive, North Mankato, MN 56003
                 (c)   Occupation:                             N/A
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)   Citizenship:                            USA

         ix.     (a)   Name of Person Filing:                  James J. Kamp
                 (b)   Address:                                7580 Quattro Drive, Chanhassen, MN 55317
                 (c)   Occupation:                             Chief Financial Officer, Peripheral Technology Group;
                                                               Controller, Innovative Marketing Solutions,
                                                               7580 Quattro Drive, Chanhassen, MN 55317
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)    Citizenship:                           USA

         x.      (a)   Name of Person Filing:                  Robert L. Ring
                 (b)   Address:                                P.O. Box 4067, Wichita, KS 67204
                 (c)   Occupation:                             Independent Business Consultant
                 (d)   Criminal Proceedings:                   None
                 (e)   Civil Securities Proceedings:           None
                 (f)    Citizenship:                           USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As to Dyna Technology, Inc.:   The beneficial interest of Dyna
                                        Technology, Inc. in the shares disclosed in Item 5 below were purchased with Dyna
                                        Technology, Inc. working capital and the personal and bank funds of Paul R.
                                        Holzhueter and Valerie Holzhueter.

         As to Ralph I. Call:           Mr. Call's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital and the personal and
                                        bank funds of Paul R. Holzhueter and
                                        Valerie Holzhueter.

         As to Nola D. Call:            Mrs. Call's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital. Mrs. Call disclaims any beneficial interest in the shares held by members of the Shareholders'
                                        Protective Committee other than those
                                        beneficially owned by Mr. Call.

         As to Gerald E. Brown:         Mr. Brown's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital and the personal and
                                        bank funds of Paul R. Holzhueter and
                                        Valerie Holzhueter.

         As to Thompson H. Davis:       Mr. Davis's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital and with the personal
                                        and bank funds of Paul R. Holzhueter and Valerie Holzhueter.

         As to Steven A. Fraley:        Mr. Fraley's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital and the personal and
                                        bank funds of Paul R. Holzhueter and
                                        Valerie Holzhueter.

         As to Paul R. Holzhueter:      Mr. Holzhueter's beneficial interest in
                                        the shares as disclosed in Item 5 below
                                        were purchased with Dyna Technology,
                                        Inc. working capital and the personal
                                        and bank funds of Paul R. Holzhueter and Valerie Holzhueter. All bank loans were borrowed from a commercial lending institution upon arms-length terms. As of the date of this filing, all such funds have been repaid.

         As to Valerie Holzhueter:      Mrs. Holzhueter disclaims any beneficial
                                        interest in the shares held by members
                                        of the Shareholders' Protective
                                        Committee other than those beneficially
                                        owned by Mr. Holzhueter. Mrs.
                                        Holzhueter's beneficial interest in the
                                        shares as disclosed in Item 5 below were obtained with the personal and bank funds of Paul R. Holzhueter and Valerie
                                        Holzhueter. All bank loans were borrowed from a commercial lending institution upon arms-length terms. As of the date of this filing, all such funds have been repaid.

         As to James J. Kamp:           Mr. Kamp's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital and the personal and
                                        bank funds of Paul R. Holzhueter and
                                        Valerie Holzhueter.

         As to Robert L. Ring:          Mr. Ring's beneficial interest in the
                                        shares as disclosed in Item 5 below were purchased with Dyna Technology, Inc.
                                        working capital and the personal and
                                        bank funds of Paul R. Holzhueter and
                                        Valerie Holzhueter.



ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:


                           Dyna Technology, Inc. intends to acquire such additional securities of the issuer as may be necessary to influence the election of directors to the Board of Directors of the issuer.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                           NONE.

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                           NONE.

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                           The individual Reporting Persons identified in the cover page of this Schedule 13D, with the exception of Nola D. Call and Valerie Holzhueter, organized a Shareholders' Protective Committee (the "Committee") on March 15, 2001 to engage in a proxy solicitation of shareholders of the Issuer to elect its members to the Board of Directors of the Issuer with the effect that the present Board of Directors of the Issuer will be replaced by the members of the Committee.

         (e) Any material change in the present capitalization or dividend policy of the issuer;

                           NONE.

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                           NONE.

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                           The individual Reporting Persons and the Shareholders' Protective Committee intend to submit the following shareholder proposals for action by the shareholders of the Issuer at its annual meeting:

                           i. That the Issuer be required to conduct its annual meeting on or prior to July 31 of each year; and

                           i1.      That the Issuer repeal sections 2.2, 2.3 and
                                    2.9 of the Amended and Restated Bylaws it adopted on March 5, 2001 to the effect that at least 60, and not more than 90 days' advance notice be given to the Issuer of any shareholder proposal and of any nominee to the Board of Directors of the Issuer, and which granted broad discretionary authority to the chairman to prescribe rules, regulations and procedures for conduct of meetings of shareholders; and

                           iii. That the Issuer adopt a Bylaw provision requiring that any bylaws adopted by the shareholders of the issuer cannot be amended or repealed by the Board of Directors.

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           NONE.

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                           NONE.

         (j)      Any action similar to any of those enumerated above.

                           NONE.


ITEM 5.

         (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

                Dyna Technology, Inc.:                     489,900 shares/16.6% - 404,800 shares
                                                           of which are held by it directly and
                                                           85,100 shares of which are beneficially
                                                           owned by reason of its membership in the
                                                           Shareholders' Protective Committee (See
                                                           Item 6)

                Ralph I. Call:                             Beneficial ownership of 489,900
                                                           shares/16.6% - 404,800 shares by reason
                                                           of his Directorship and controlling
                                                           interest in Dyna Technology, Inc. and
                                                           85,100 shares of which are beneficially
                                                           owned by reason of his membership in the
                                                           Shareholders' Protective Committee (See
                                                           Item 6)

                Nola D. Call:                              Beneficial ownership of 404,800 shares/
                                                           13.7% by reason of her controlling
                                                           interest in Dyna Technology, Inc.

                Gerald E. Brown:                           Beneficial ownership of 489,900
                                                           shares/16.6% by reason of his membership
                                                           in the Shareholders' Protective
                                                           Committee (See Item 6)

                Thompson H. Davis:                         Beneficial ownership of 489,900
                                                           shares/16.6% by reason of his membership
                                                           in the Shareholders' Protective
                                                           Committee (See Item 6)

                Steven A.  Fraley:                         Beneficial ownership of 489,900
                                                           shares/16.6% - 404,800 shares by reason
                                                           of his Directorship in Dyna Technology,
                                                           Inc. and 85,100 shares of which are
                                                           beneficially owned by reason of his
                                                           membership in the Shareholders'
                                                           Protective Committee (See Item 6)

                Paul R. Holzhueter:                        Beneficial ownership of 489,900
                                                           shares/16.6% - 404,800 shares by reason
                                                           of his membership in the Shareholders'
                                                           Protective Committee (See Item 6) and
                                                           85,100 shares of which are beneficially
                                                           owned by reason of his marriage to
                                                           Valerie Holzhueter.

                Valerie Holzhueter:                        85,100 shares/ 2.9% by reason of her
                                                           marriage to Paul R. Holzhueter.



                James J. Kamp:                             Beneficial ownership of 489,900
                                                           shares/16.6% by reason of his membership
                                                           in the Shareholders' Protective
                                                           Committee (See Item 6).

                Robert L. Ring:                            Beneficial ownership of 489,900
                                                           shares/16.6% by reason of his membership
                                                           in the Shareholders' Protective
                                                           Committee (See Item 6).

                All Reporting Persons, Aggregated:         489,900/16.6%.

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
         Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

                Dyna Technology, Inc.:          Sole Power to Vote:                     404,800
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  404,800
                                                Shared Power to Dispose:                489,900

                Ralph I. Call:                  Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900


                Nola D. Call:                   Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   404,800
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                404,800

                Gerald E. Brown:                Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900

                Thompson H. Davis:              Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900

                Steven A. Fraley:               Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900

                Paul R. Holzhueter:             Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900

                Valerie Holzhueter:             Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   85,100
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                85,100

                James J. Kamp:                  Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900

                Robert L. Ring:                 Sole Power to Vote:                     -0-
                                                Shared Power to Vote:                   489,900
                                                Sole Power to Dispose:                  -0-
                                                Shared Power to Dispose:                489,900

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

-------------------------------- ------------------- -------------------------- ---------------- -----------------------------------
Identity of Person               Date of             Amount of WEX              Price per        Where and how transaction
                                 Transaction         Securities Involved        Share/Unit       effected
-------------------------------- ------------------- -------------------------- ---------------- -----------------------------------
                                                                                                 New England Securities, Wichita,
Dyna Technology, Inc.            Jan 5, 2001         4700 Shares                $1.25            KS, Open Order on AMEX Exchange
-------------------------------- ------------------- -------------------------- ---------------- -----------------------------------
                                                                                                 New England Securities, Wichita,
Dyna Technology, Inc.            Jan 9, 2001         100 Shares                 $1.25            KS, Open Order on AMEX Exchange
-------------------------------- ------------------- -------------------------- ---------------- -----------------------------------

         Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  N/A

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  N/A

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         The sole stockholders of Dyna Technology, Inc. are Ralph I. Call and Nola D. Call, 585 Canyon Road, Providence, UT 84332. Mr. Call is also the President and Chief Executive Officer of Dyna Technology, Inc. and serves on its Board of Directors. Steven A. Fraley is the Vice-President and Secretary-Treasurer of Dyna Technology, Inc. and serves on its Board of Directors.

         The individual Reporting Persons identified in the cover page of this
         Schedule 13D, with the exception of Nola D. Call and Valerie Holzhueter, organized a Shareholders' Protective Committee (the "Committee") on March 15, 2001 to engage in a proxy solicitation of shareholders of the Issuer to elect its members to the Board of Directors of the Issuer with the effect that the present Board of Directors of the Issuer will be replaced by the members of the Committee. The Committee was organized pursuant to the terms of the Shareholders' Protective Committee Letter Agreement dated March 15, 2001 (the "Agreement"). Under the terms of the Agreement, Ralph I. Call and Dyna Technology, Inc. have agreed to pay out-of pocket costs incurred by the members of the Committee in connection with their services on and to the Committee, and have further agreed to indemnify each member of the Committee from and against any and all costs and liabilities (excluding actions resulting from the bad faith, willful misconduct or gross negligence of such member) the members may become subject to based upon or arising out of the members' actions related to the proxy solicitation of shareholders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
         (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                  Exhibit 7.1: Shareholders' Protective Committee Letter
                               Agreement dated March 15, 2001.

                  Exhibit 7.2: Notice of Shareholder Nominees and Business
                               Proposals; Demand for Shareholder List.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          March 15, 2001
                                    ---------------------------
                                              Date

                                    Dyna Technology, Inc.

                                    By:     /s/ Ralph I. Call
                                       ------------------------------
                                             Signature

                                         Ralph I. Call   Its: President
                                    -------------------------------------
                                                 Name/Title



                                    By:     /s/ Ralph I. Call
                                       ------------------------------
                                             Signature

                                    Ralph I. Call, Director, President and
                                    controlling stockholder of Dyna Technology,
                                    Inc. and member of Shareholders' Protective
                                    Committee
                                    --------------------------------------------
                                                 Name/Title



                                    By:     /s/ Nola D. Call
                                       ------------------------------
                                             Signature

                                    Nola D. Call, controlling stockholder of
                                    Dyna Technology, Inc.
                                    --------------------------------------------
                                                 Name/Title



                                    By:     /s/ Gerald E. Brown
                                       ------------------------------
                                             Signature

                                    Gerald E. Brown, member of Shareholders'
                                    Protective Committee
                                    --------------------------------------------
                                                 Name/Title



                                    By:     /s/ Thompson H. Davis
                                       ------------------------------
                                             Signature

                                    Thompson H. Davis, member of Shareholders'
                                    Protective  Committee
                                    --------------------------------------------
                                                 Name/Title

                                    By:     /s/ Steven A. Fraley
                                       ------------------------------
                                             Signature

                                    Steven A. Fraley, Director, Vice-President
                                    and Secretary-Treasurer of  Dyna Technology,
                                    Inc. and member of Shareholders' Protective
                                    Committee
                                    --------------------------------------------
                                                     Name/Title



                                    By:     /s/ Paul R. Holzhueter
                                       ------------------------------
                                             Signature

                                    Paul R. Holzhueter, member of Shareholders'
                                    Protective Committee
                                    --------------------------------------------
                                                     Name/Title



                                    By:     /s/ Valerie Holzhueter
                                       ------------------------------
                                             Signature

                                    Valerie Holzhueter, Shareholder
                                    --------------------------------------------
                                                     Name/Title



                                    By:     /s/ James J. Kamp
                                       ------------------------------
                                             Signature

                                    James J. Kamp, member of Shareholders'
                                    Protective Committee
                                    --------------------------------------------
                                                     Name/Title



                                    By:     /s/ Robert L. Ring
                                       ------------------------------
                                             Signature

                                    Robert L. Ring, member of Shareholders'
                                    Protective Committee
                                    --------------------------------------------
                                                     Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
      (SEE 18 U.S.C. 1001)